February 9, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
Washington, D.C. 20549
Attn: Jeanne Baker, Terence O’Brien

Re:    The Scotts Miracle-Gro Company
Form 10-K filed November 22, 2023
Form 8-K filed November 1, 2023
File No. 001-11593

Dear Ms. Baker and Mr. O’Brien:

Set forth below are the responses of The Scotts Miracle-Gro Company (“we,” “us,” “our” and the “Company”) to the comments regarding the above-referenced documents contained in the letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) dated January 26, 2024. For your convenience, the comments of the Staff are reproduced in bold font below and are followed by our response.

Form 10-K for the Year Ended September 30, 2023

Non-GAAP Measures, page 43

1.We note that impairment, restructuring and other charges are excluded from your Non-GAAP measures adjusted income (loss) from operations, adjusted net income attributable to controlling interest from continuing operations, adjusted diluted net income per common share from continuing operations income (loss) and adjusted EBITDA for all periods presented. With reference to the inventory impairment charges included in these line items, please tell us your consideration of the guidance in Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Also, see ASC 420-10-S99-3. Please address this comment as it relates to the non-GAAP measures, including your adjusted gross margin, as presented in Exhibit 99.1 to your Item 2.02 Form 8-K filed November 1, 2023.

Response:

We acknowledge the Staff’s comment and respectfully submit the following considerations that we evaluated as part of our assessment that certain inventory impairment charges did not constitute normal, recurring, cash operating expenses necessary to operate our business as noted within the guidance in Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

In August 2022, we announced the launch of a major business transformation and restructuring initiative referred to as Project Springboard. This program represents a Company-wide cross-functional effort intended to create operational and management-level efficiencies and rapidly adjust the business to post-pandemic market realities.

The impact of the Project Springboard initiative on our Hawthorne segment was transformational, and has included significant actions to reduce staffing levels, reduce the supply chain network and reimagine the operating and go-to-market strategies. The inventory impairment charges we excluded from our non-GAAP financial measures in fiscal years 2022 and 2023 pertain only to charges directly related to Project Springboard, which were incurred within our Hawthorne segment.

Project Springboard resulted in a nearly 80% reduction in headcount for the Hawthorne segment across all business functions, including sales, marketing, research & development and supply chain. These headcount reductions were associated with transformative changes to our Hawthorne operating and go-to-market strategies, including an in-depth evaluation of the supply chain network and product portfolio. We took decisive action to reduce the capacity of the Hawthorne supply chain network that resulted in a decrease in warehouse space from approximately 2.5 million square feet across 15 locations at the commencement of Project Springboard, to approximately 850,000 square feet across 3 locations at the end of fiscal year 2023. Additionally, Project Springboard resulted in a reduction in overall Hawthorne product offerings from 254 brands and approximately 2,500 SKUs at its commencement, to 58 brands and approximately 1,500 SKUs at the end of fiscal year 2023, and included the decision to discontinue and exit the market for the majority of our lighting brands and product lines.

These historic restructuring activities resulted in the recognition of significant costs and accruals. Through the end of fiscal year 2023, Hawthorne recorded accruals associated with employee termination benefits of $25 million, impairment charges related to long-lived assets, including property, plant and equipment and lease right-of-use assets, of $50 million, facility exit and closure costs of $8 million, and inventory impairment charges of $250 million. Inventory impairment charges resulted from our decision to dispose of inventory in order to facilitate the rapid execution of the Project Springboard restructuring activities. The vast majority of the impaired inventory was destroyed, which represents a significant change from our historical practice of selling impaired inventory at reduced prices. The inventory impairment charges were recorded in the “Cost of sales - impairment, restructuring and other” line in the Consolidated Statements of Operations in accordance with ASC 420-10-S99-3.

Due to the nature, scope and magnitude of the inventory impairment charges, including the direct connection between these inventory dispositions and our transformational Project Springboard restructuring initiative, we consider these charges to represent incremental inventory impairment costs above the historical normal level of less than $10 million annually associated with operating our Hawthorne business. The adjustment to exclude certain inventory impairment charges from our non-GAAP measures, totaling $250 million, is limited to the products impacted by the discrete actions associated with Project Springboard. Inventory impairment charges for Hawthorne products that were not impacted by the restructuring initiatives were not adjusted from our non-GAAP measures.

Since the incremental inventory impairment charges related to Project Springboard will cease at the end of the restructuring initiative, have only a remote possibility of recurring in the foreseeable future, and are not representative of the ongoing operations of our underlying business, we believe using and presenting this additional information provides investors with a supplemental comparison of operating results and trends for the periods presented. It also allows investors to view our underlying operating results in the same manner as they are viewed by management.

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On behalf of the Company, I thank you for your consideration of our response. If you have any questions or would like to discuss any of the information covered in this letter, please contact me at (937) 578-5968.

Sincerely,
/s/ MATTHEW E. GARTH
Matthew E. Garth Executive Vice President, Chief Financial Officer & Chief Administrative Officer